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Lukas Pospichal

Managing Director, GreenBook, AMA New York

Greater New York City Area

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 GreenBook

 University of Economics, Prague

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500+ connections

Experience

Managing Director
GreenBook
Mar 2005 – Present · 14 yrs 3 mos
Greater New York City Area

GreenBook provides insights professionals with engaging, useful, and forward-looking resources. During my tenure as Managing Director, we have transformed GreenBook from its origins as a business directory into a leading marketing, content, and community platform serving the global insights industry.

Managing Director
New York American Marketing Association
Feb 2013 – Present · 6 yrs 4 mos
Greater New York City Area

Marketing Manager
GreenBook Directory
May 2003 – Feb 2005 · 1 yr 10 mos

Project Manager
Corona o.p.s.
Apr 2000 – Jan 2002 · 1 yr 10 mos

Marketing Manager
Le Cheque Dejeuner s.r.o.
Sep 1997 – Mar 2000 · 2 yrs 7 mos

Education

University of Economics, Prague
Master's, Economics, Management, Marketing
1995 – 2001

Ecole des Hautes Etudes Commerciales (HEC), Paris
Exchange Program, Marketing

      

Skills & Endorsements

Customer Insight · 40

Endorsed by **Jay Zaltzman and 8 others who are highly skilled at this**

Endorsed by **2 of Lukas' colleagues at GreenBook**

Market Research · 24

Endorsed by **Leonard Murphy and 9 others who are highly skilled at this**

Endorsed by **2 of Lukas' colleagues at GreenBook**

Marketing Strategy · 21

Maryana Hordeychuk and 20 connections have given endorsements for this skill

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